UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at November 16, 2004

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 16, 2004

* Print the name and title of the signing officer under his signature

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Continental Minerals Corporation
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.continentalminerals.com

CONTINENTAL INKS REVISED XIETONGMEN AGREEMENT

November 16, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Continental Minerals Corporation (TSX-V: KMK; OTC-BB: KMKLF) is pleased to announce that Continental has signed a revised formal agreement (the "Formal Agreement") in connection with its previously announced option to earn a controlling interest in the Xietongmen Gold-Copper Property. The Xietongmen Property is located 240 kilometres southwest of Lhasa in Tibet, People's Republic of China ("PRC"). The Formal Agreement supersedes the February 2004 interim option and is subject to Canadian regulatory approvals.

The Formal Agreement reflects a revision of the legal structure of the transaction as a consequence of a reorganization of the property optionors, which are affiliates of China NetTV Holdings Inc., the original optionor. Under the Formal Agreement, Continental has acquired options to purchase 50% or 60% of the shares of Highland Mining Inc. ("Highland"), the British Virgin Islands parent company of the private Chinese corporation which owns the property, Tibet Tianyuan Minerals Exploration Ltd. The option exercise price is the same as previously announced, which is a total of US$7 million for 50% (or US$10 million for 60%), payable as to US$2 million for 50% of the currently outstanding Highland shares, providing that Continental completes a further investment of US$5 million in Highland to fund exploration of the Xietongmen Project. Continental can increase its interest in Highland to 60% within the following year through the investment of a further US$3 million in Highland to fund exploration. In order to exercise the option to acquire 50% of Highland, the first US$2 million is required to be paid as to US$1.2 million on regulatory approval and the US$800,000 balance one year later. The next US$3 million must be funded by November 9, 2005, and the final US$2 million funded by November 9, 2006. Continental will primarily manage Highland during the option period, subject to a shareholders' agreement with the other shareholders of Highland. Once the option is exercised, further equity and/or loan funding of Highland, as the project warrants, would be proportional to interests held in the project, with a proportionate reduction in shareholdings of any shareholder which fails to match the funding of the others. If the other parties' shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement to 12.5% of the after pay-back profits of Highland. The parties have allowed 90 days to obtain the requisite Canadian approvals and to complete further documents.

The Xietongmen Property hosts disseminated and stockwork gold and copper mineralization. A four kilometre long alteration zone has been tested by two vertical diamond drill holes and a 200-metre long underground adit completed by previous PRC operators. Long continuous intervals of gold and copper mineralization with good grades were encountered in drill hole ZK0301 - 235 metres @ 0.58 g/t Au and 0.47% Cu, drill hole ZK0701 - 207 metres @ 1.43 g/t Au and 0.68% Cu and a cross-cut accessed by adit PD 04 - 76 metres @ 1.91 g/t Au and 1.23% Cu, respectively. The alteration zone is open in all directions, indicating excellent potential to outline a higher-grade porphyry-style mineral deposit.

For further details on Continental Minerals Corporation, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's Annual Information Form in Canada and its annual filing on Form 20-F with the United States Securities Commission.